Filed pursuant to Rule 433

Registration No. 333-277316

Motorola Solutions, Inc.

$350,000,000 4.850% Senior Notes due 2029

$600,000,000 5.650% Senior Notes due 2036

Final Term Sheet

August 6, 2026

Issuer:	Motorola Solutions, Inc.

Title of Security:	4.850% Senior Notes due 2029	5.650% Senior Notes due 2036

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB (Moody’s / S&P / Fitch)

Trade Date:	August 6, 2026

Settlement Date**:	August 17, 2026 (T+7)

Aggregate Principal Amount to Be Issued:	$350,000,000	$600,000,000

Maturity Date:	August 17, 2029	August 17, 2036

Coupon:	4.850%	5.650%

Benchmark Treasury:	4.125% due July 15, 2029	4.375% due May 15, 2036

Benchmark Treasury Price and Yield:	99-16 1⁄4; 4.304%	97-22 1⁄8; 4.671%

Spread to Benchmark Treasury:	T+55 basis points	T+100 basis points

Yield to Maturity:	4.854%	5.671%

Issue Price:	99.989% of principal amount	99.841% of principal amount

Interest Payment Dates:	Semi-annually in arrears on February 17 and August 17, commencing February 17, 2027	Semi-annually in arrears on February 17 and August 17, commencing February 17, 2027

Optional Redemption:	At any time prior to July 17, 2029 (one month prior to the maturity date) (the “2029 Notes Par Call Date”), at a make whole price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the 2029 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.	At any time prior to May 17, 2036 (three months prior to the maturity date) (the “2036 Notes Par Call Date”), at a make whole price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the 2036 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.

	At any time on or after the 2029 Notes Par Call Date, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the redemption date.	At any time on or after the 2036 Notes Par Call Date, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the redemption date.

CUSIP:	620076 CD9	620076 CE7

ISIN:	US620076CD98	US620076CE71

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. BofA Securities, Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC TD Securities (USA) LLC

Co-Managers:

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

Loop Capital Markets LLC

Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect that delivery of the notes will be made on or about August 17, 2026 which will be on or about the seventh business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

This pricing term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated August 6, 2026 and accompanying base prospectus dated February 23, 2024 (together, the “prospectus”). Capitalized terms used but not defined herein have the meaning set forth in the prospectus.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement in addition to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.